Filed by Americas Mining Corporation
Filed by Grupo México, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southern Copper Corporation
Commission File No.: 001-14066
ADDITIONAL INFORMATION AND WHERE TO FIND IT
Americas Mining Corporation (AMC) and Southern Copper Corporation (Southern Copper) will file an Information Statement/Prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about Southern Copper, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of the Information Statement/Prospectus may be obtained by directing a request to Americas Mining Corporation, 1150 North 7th Avenue, Tucson, AZ 85705, USA, Attention: General Counsel. Free copies of Southern Copper Corporation’s filings may be obtained by directing a request to Southern Copper Corporation, 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, USA, Attention: Investor Relations Department.
FORWARD-LOOKING STATEMENTS
Statements in this transcript that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: AMC’s ability to enter into definitive agreements with respect to the proposed transaction; the results of a due diligence review of Southern Copper; AMC’s ability to achieve the synergies and value creation contemplated by the proposed transaction; AMC’s ability to promptly and effectively integrate the businesses of Southern Copper and ASARCO; the costs associated with the proposed transaction; the timing to consummate the proposed transaction; any necessary actions to obtain required regulatory approvals; the ability to obtain existing lender and other required third-party consents; increased costs; metal prices; unfavorable economic conditions; changes in the legal and regulatory environment; and unstable political conditions, civil unrest or other developments. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Grupo México nor AMC undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
*****
The following is a press release issued by Grupo México on February 4, 2011.

Fourth Quarter 2010 Results

Mexico City, February 4, 2011 — Grupo México, S.A.B. de C.V. (“Grupo México” — BMV: GMEXICOB) reports its results for the fourth quarter (“4Q10”) and full year 2010.

     Contacto
Inversionistas:
Jorge Pulido
(55) 1103-5320
Correo electrónico
ir@mm.gmexico.com
Portal
www.gmexico.com
Grupo México
Financial Highlights in Dollars1
•	Cumulative consolidated sales for 2010 were US$8.083 billion, a 67% increase over the previous year. Sales for 4Q10 were US$2.251 billion, compared to US$1.484 billion for 4Q09, a 52% increase attributable to additional production by the Mining Division, the incorporation of Asarco, and better metals prices. The Transportation Division reported a significant increase in sales of 28% over 2009 and 19% comparing 4Q10 to 4Q09.
•	Cost of sales for 2010 was US$3.904 billion and for 4Q10 was US$928 million, only a 25% increase from 4Q09, despite the incorporation of Asarco and increased energy costs.
•	The cumulative EBITDA for 2010 was US$4.016 billion, a 90% increase over the previous year. The EBITDA for 4Q10 was US$1.235 billion, which compares favorably with the US$688 million for 4Q09, representing a 79% increase. 4Q10 improved considerably compared to the first three quarters of the year, posting an increase of 28% over 3Q10. Consequently, the EBITDA margin for 4Q10 increased significantly to reach 55% of sales.
•	Net consolidated earnings for 2010 totaled US$1.637 billion, 84% more than in the previous year. Net consolidated earnings for 4Q10 were US$527 million, 53% higher than the US$343 million posted in 4Q09, equivalent to 23% of sales.
•	Total consolidated debt as of December 31 was US$3.947 billion, which after taking account of US$3.000 billion in cash and banks balance, represents a net debt of US $947 million. During 2010 US$1.027 billion in debt was paid.
•	On January 28, 2011, the Board of Directors approved a dividend payment in cash of $0.30 pesos per outstanding share, to be paid on single exhibition on February 18, 2011.

Financial Highlights for Grupo México

	Fourth Quarter		Variance		January – December		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%
Sales	2,250,910	1,484,289	766,621	51.6	8,083,041	4,827,344	3,255,697	67.4
Cost of Sales	928,385	744,075	184,310	24.8	3,903,952	2,574,088	1,329,864	51.7
Operating Income	1,068,964	586,724	482,240	82.2	3,341,180	1,688,538	1,652,642	97.9
EBITDA	1,235,167	688,459	546,708	79.4	4,015,747	2,115,387	1,900,360	89.8
EBITDA Margin (%)	54.9%	46.4%			49.7%	43.8%
Net Income	526,538	343,231	183,307	53.4	1,636,976	887,997	748,979	84.3
Profit Margin (%)	23.4%	23.1%			20.3%	18.4%
Investments / Capex	240,389	161,654	78,735	48.7	604,286	599,563	4,723	0.8
Employees	23,931	23,002	929	4.0	23,931	23,002	929	4.0
Number of Shares Outstanding 7,785,000,000 as of December 31, 2010

[1]	All figures are expressed in US dollars following GAAP accounting principles, unless otherwise stated.

Fourth Quarter 2010 Results
Highlights
Mining Division
Americas Mining Corporation
•	Combination of Operations of Asarco and Southern Copper Corporation (SCC) under Common Ownership.- The special committee of independent directors, formed August 10, 2010 by SCC, continues to evaluate the AMC proposal to combine on behalf of the public stockholders of SCC and Asarco. The special committee has retained the services of a mining advisor to assist with this transaction and help the special committee with the evaluation of the proposal. GMéxico believes that the combination of SCC and Asarco will provide important synergies, including reductions in operating, transportation, and overhead, and capital expenditure savings, which would benefit all shareholders of the combined entity.

•	Buenavista del Cobre (formerly Cananea).- During 2010, the Company restarted operations at the Cananea mine. To reflect the start of a new era, and to pursue this asset to its maximum capacity, the company operating Cananea changed its name to Buenavista del Cobre, SA de CV. The SX/EW Plant produced 15,711 tons of copper cathode in 4Q10, for a 2010 total of 20,696 tons of copper cathode. Operations began at the Concentrator Plant in October and maximum capacity is expected to be reached during 1Q11. The current capacity of both plants is 180,000 tons per year. The implementation of community works and infrastructure, health, and education programs continues to benefit the surrounding area.

At year-end 2010, SCC spent US$71 million in the rehabilitation of mine and plants at the Buenavista property and expects to spend US$37 million in 2011.

•	Record Production of Molybdenum.- During 2010, AMC reached a record production of 20,519 tons of molybdenum, a 9.8% increase over the 18,687 tons produced in 2009.

•	Cost Reduction.- The consolidated operating cost (cash cost) for AMC was US$ 57 cents in 2010. SCC reduced its cost to US $16.8 cents per pound in 2010, compared to US $35.8 cents in 2009. Asarco continued to reduced its operating cost (cash cost), down from US$1.58 in 2009 to US$1.50 per pound in 2010. This improvement reflects greater productivity and operating efficiency, and also greater contributions from byproducts.

•	Capital Expenditures.- The Board of Directors reviewed its capital program, approving a capital budget of US$1.907 billion for 2011. The Company intends to allocate US$881 million for projects in Mexico, US$862 million for projects in Peru, and US$164 million for Asarco’s operations in the US. This program considers the potential of the reserves and is an important part of the Company’s five-year capital program, which aims to significantly increase the production capacity of both copper and molybdenum. The capital program for 2011 includes US$524 million for the Buenavista expansion in Mexico, US$324 million for the Tía María project, and US$271 million for the Toquepala expansion in Peru.

•	Copper Hedging.- Taking advantage of record high copper prices and to reduce revenue volatility, AMC has engaged swaps for 32% of the estimated production for 2011. AMC also acquired zero cost collars for 36% of the estimated production for 2011 and 3% for 2012. For 2011, SCC has hedged 28% of its copper production through swaps at an average price of US $4.00 and 31% of its production through zero-cost collars with an average floor price of US $3.02 per pound and an average cap price of US $4.84 per pound; Asarco has hedged 45% of its copper production through swaps at an average price of US $3.77 and 50% of its production

4Q10	www.gmexico.com	Page 2

Fourth Quarter 2010 Results
through zero-cost collars with an average floor price of US $3.00 per pound and an average cap price of US $4.53 per pound.

For 2012, SCC it has hedged 2% of its copper production through zero-cost collars with an average floor price of US $3.50 per pound and an average cap price of US $5.01 per pound; Asarco it has hedged 6% of its copper production through zero-cost collars with an average floor price of US $3.50 per pound and an average cap price of US $5.03 per pound .

•	Best Corporate Bond 2010 Award.- The financial publication LatinFinance awarded this prize to the bond released in April 2010 for US$1.500 billion. The award recognizes excellence in execution and pricing based on the Company’s risk rating, which is based on its strong ore reserves, high quality of assets, leadership in low cost structures, and conservative financial policies, which led to an oversubscription of more than US$9.000 billion.

•	Best Syndicated Loan 2010 Award.- LatinFinance also awarded this prize to AMC’s syndicated loan for US $1.500 billion secured for the successful reorganization of Asarco. This award recognizes the amount and complexity of the operation (multi-currency and multi-tranche), given the uncertainty in the markets, lack of liquidity in the financial system, and the complexity of the loan structure.

•	IMMSA recognized with an “Equal Opportunity Employer” Distinction.- The Secretaria del Trabajo y Previsión Social (STPS) (Department of Labor and Social Welfare) awarded Industrial Minera México’s Nueva Rosita Plant an Inclusive Company Distinction for its outstanding work in hiring marginalized persons.

•	“OHSAS 18001:2007” Certification.- In 2010, all the Mexican operation units received this certification to its Sistema de Gestión de la Salud y Seguridad Laboral (Medicare and Security Labor.) We expect to obtain Buenavista del Cobre certification in the coming months.

•	Investor Relation Award.- The Institutional Investor magazine recognize SCC Investor Relations as one of the top-three mining teams in Latin-America.
Transportation Division
•	Ferromex.- In 4Q10, Ferromex again reported a historic high for both loaded cars and net tons/km, surpassing the previous record set in 4Q09 by 11%. The Intermodal segment reported the most dynamic growth during the year, with a 30% increase in the number of containers transported, as a result of new record traffic with their origin or destination in Manzanillo (12.5% more than 2009) and the InterPacific service, which posted a growth of 71%.

In terms of Railroad Safety, Ferromex had its best performance in November 2010, while 2010 was also its best year historically, with a rate of 0.73 events per billion gross tons/km, increasing 12.1% from the previously record set in 2009.

•	Ferrosur.- Railroad service was affected in October by Hurricane Karl and Tropical Storm Matthew. Traffic from Mexico City to Coatzacoalcos was cancelled for over 25 days, including the traffic representing the greatest volume for Ferrosur, this being the traffic from Coatzacoalcos to San Martín Texmelucan, Pue. The comparison for October 2010 against the same month the previous year showed significant reductions in revenue (25%), cars (14%), and net tons/km (38%). Despite this, Ferrosur ended the year with increases of 11.1% in revenue, 5.8% in cars, and maintain the same level of net tons/km as 2009.

4Q10	www.gmexico.com	Page 3

Fourth Quarter 2010 Results
•	Capital Expenditures Railroad.- Capital expenditures in 4Q10 were US$108.2 million, and reached US$174.3 million invested in 2010. The amount reflects investments mainly in expansions, construction of new sidings and growth of locomotive fleet. During 2010 the fleet reached 711 locomotives, allowing to handle increased volumes from new Pemex traffic of fuel and oil. The new locomotives, which will improve efficiency and reliability as they facilitate tracking and improve performance on curves. Pollutant emissions will also be reduced and fuel performance will improve.

Investments of US$400 million are planned for 2011, including the purchase of 59 new locomotives and with this addition fleet increases to 770 locomotives, and the completion of sidings which will increase track capacity and reach a higher speed. This investment amount will be the highest in the history of the railroad division.
Financing
The net financing cost as of December 31, 2010 was US$281.6 million.
Debt Profile

	As of December 31
	2010			2009
	Gross	Cash &	Net	Gross	Var.
(US$000)	Debt	Banks	Debt	Debt	Debt
Grupo Mexico	—	420,326	(420,326)	—	—
Americas Mining Corporation	836,526	109,787	726,739	1,489,740	(43.8)
Southern Copper Corporation	2,760,401	2,192,677	567,724	1,280,252	115.6
Asarco	—	38,338	(38,338)	280,000	(100.0)
Infraestructura y Transportes Mexico (ITM)	—	86,207	(86,207)	—	—
GFM — Ferromex	350,269	152,288	197,981	368,118	(4.8)
Grupo Mexico (Consolidated)	3,947,196	2,999,623	947,573	3,418,110	15.5
During 2010, US$1.027 billion in debt was paid. It is worth noting that the prepayments amounted to US$650 million for the US$1.500 billion syndicated loan that AMC entered into on December 9, 2009 in connection with the reorganization of Asarco, and the prepayment on the US$280 million asbestos note, due December 9, 2010.
Ferrosur’s debt was US$139.1 million as of December 31, 2010, which after taking account of US$69.7 million in cash and banks balance, represents a net debt of US$69.3 million.
In December 2010, Fitch Ratings upgrade its rating for Grupo Mexico, Americas Mining Corporation, and Grupo Ferroviario Mexicano (GFM) from BBB- to BBB. In addition, Fitch upgraded its rating for Ferromex from AA(mex) to AA+(mex). The improved rating for GMexico incorporates the favorable decisions for Asarco and Buenavista del Cobre, and also the solid financial position of the mining and transportation subsidiaries.

4Q10	www.gmexico.com	Page 4

Fourth Quarter 2010 Results
Mining Division
Americas Mining Corporation
Metals Market
Metals prices remain volatile, although there is a clear upward trend, supported by consumption in Asia, which represents 60% of the world’s copper consumption. In addition, a weak dollar against most currencies, and the expectation there will be a copper production deficit this year also push prices up.
We believe the fundamentals are in place to sustain the high copper prices; however, we are not ruling out additional volatility in prices in the short term. We believe that the constrained supply in the mining industry will continue into 2011, along with low inventory levels, declining ore grades, a sustained growth among emerging economies, and the gradual economic recovery of the developed countries.
Average Metals Prices

		3Q	Fourth Quarter		Var.	Var. %	January – December		Var.
		2010	2010	2009	%	4Q10-3Q10	2010	2009	%
Copper	($cts/Pound)	328.53	391.75	301.57	29.9	19.2	341.77	233.59	46.3
Molybdenum	($dlls/Pound)	14.86	15.69	11.29	38.9	5.6	15.60	10.91	43.0
Zinc	($cts/Pound)	91.32	105.00	100.41	4.6	15.0	98.01	75.07	30.5
Silver	($dlls/Ounce)	18.98	26.47	17.56	50.7	39.5	20.18	14.67	37.5
Gold	($dlls/Ounce)	1,226.58	1,367.49	1,101.64	24.1	11.5	1,224.66	972.98	25.9
Lead	($cts/Pound)	92.18	108.40	103.99	4.2	17.6	97.45	77.98	25.0
Sulfuric Acid	($dlls/Ton)	56.31	53.41	54.57	(2.1)	(5.1)	53.73	50.50	6.4

Source:	Copper, Zinc & Gold — LME; Silver — COMEX; Molybdenum — Metals Week Dealer Oxide Sulfuric Acid — AMC
Mining Production and Sales
Copper production in 4Q10 was 184,266 tons, 46% higher than same period 2009. The reincorporation of Asarco contributed with 53,712 tons, while Southern Copper’s copper production increased 4,466 tons, due mainly to production of 15,711 tons of copper cathode at Buenavista del Cobre (formerly Cananea). Copper production in 2010 was 687,980 tons, a 39% increase over 2009.
Copper production for 2011 is expected to be 830,000 tons, of which 630,000 tons will be produced by SCC mines and 200,000 tons by Asarco mines.

4Q10	www.gmexico.com	Page 5

Fourth Quarter 2010 Results

		Fourth Quarter		Variance		January – December		Variance
Mining Division		2010	2009	US$000%		2010	2009	US$000%
Copper	(m.t.)
Production		184,266	126,087	58,179	46.1	687,980	496,022	191,958	38.7
Sales		186,144	134,428	51,716	38.5	701,708	515,206	186,502	36.2
Molybdenum*	(m.t.)
Production		5,246	5,052	194	3.8	20,519	18,687	1,832	9.8
Sales		5,183	5,024	159	3.2	20,508	18,589	1,919	10.3
Zinc*	(m.t.)
Production		22,444	27,926	(5,482)	(19.6)	99,194	110,430	(11,236)	(10.2)
Sales		23,661	25,873	(2,212)	(8.5)	93,964	103,840	(9,876)	(9.5)
Silver	(Koz)
Production		3,945	3,363	582	17.3	15,242	13,324	1,918	14.4
Sales		4,184	5,251	(1,067)	(20.3)	19,584	18,473	1,111	6.0
Gold*	(Oz)
Production		4,916	3,966	950	24.0	17,204	15,072	2,132	14.1
Sales		13,654	17,663	(4,009)	(22.7)	69,690	63,478	6,212	9.8

*	Asarco does not produce this mineral.
Molybdenum production was 5,246 tons in 4Q10 and posted a record high of 20,519 tons cumulative for 2010, compared to the production of 5,052 tons and 18,687 tons for the same periods in 2009. The 10% increase in production is mainly due to improved ore grades and recoveries at the Toquepala and La Caridad mines.
Sales Distribution
The following chart reflects AMC’s cumulative sales share by metal as of December 31, 2010:

4Q10	www.gmexico.com	Page 6

Fourth Quarter 2010 Results
Southern Copper Corporation
Financial Highlights

	Fourth Quarter		Variance		January – December		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%
Sales	1,498,991	1,136,004	362,987	32.0	5,149,500	3,734,280	1,415,220	37.9
Cost of Sales	535,439	498,849	36,590	7.3	2,099,438	1,823,673	275,765	15.1
Operating Income	852,112	529,093	323,019	61.1	2,604,204	1,485,148	1,119,056	75.3
EBITDA	926,778	615,930	310,848	50.5	2,906,707	1,813,815	1,092,892	60.3
EBITDA Margin (%)	61.8%	54.2%			56.4%	48.6%
Net Income	492,249	363,270	128,979	35.5	1,554,051	929,381	624,670	67.2
Profit Margin (%)	32.8%	32.0%			30.2%	24.9%
Investments / Capex	127,561	98,082	29,479	30.1	408,734	414,822	(6,089)	(1.5)
SCC sales for 2010 reached US$5.1495 billion, an increase of 37.9% over 2009. Sales for 4Q10 were US$1.4989 billion, compared to US$1.1360 billion for the same period the previous year. This increase is due to improved prices for the metals that SCC produces and the restarting of production at Buenavista del Cobre (formerly Cananea).
Projects and Exploration
Construction continues on the new SX/EW plant and its Quebalix III (conveyor belt crushing and transport system) at Buenavista. The detailed engineering studies started in January 2011, and when completed, equipment will be purchased and the infrastructure construction will begin. The budget for these projects is US$236 million, of which US$37.3 million had been disbursed as of December 31, 2010.
Basic engineering studies are underway for the Molybdenum plant at Buenavista, and are expected to be completed in 1Q11. Subsequently the metallurgic tests will be conducted and the detailed engineering studies will be started, followed by the purchase of equipment.
US $123.1 million has been invested in the expansion of the concentrator at the Toquepala mine in Peru. The approval of the use of high pressure grinding rolls (HPGR) and a wet process for the tertiary grinding stage will reduce capital and operating costs. The milling process is being reevaluated as this may increase the mine’s copper production capacity to 125,000 tons per year. The presentation of the Environmental Impact Study has been rescheduled for 2Q11 because of this reevaluation. The project is now expected to start in 1Q13.
Work continues on the expansion project at Cuajone and US$41.3 million of the US$350 million allotted had been invested as of close 2010. The project includes a variable cut-off grade methodology that will increase copper production by 147,000 tons and molybdenum by 3,000 tons over the next 10 years.
Regarding Tía María, the Company has sent additional information on the project to the government, including the possibility of using seawater. The government is expected to release a decision on the environmental impact study in April 2011, following which construction will begin in 2Q11 and production in 4Q12. The estimated investment is $934.0 million, of which $432.5 million had been disbursed as of December 31, 2010.

4Q10	www.gmexico.com	Page 7

Fourth Quarter 2010 Results
Asarco2
Financial Highlights

	Fourth Quarter		Variance		January – December		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%
Sales	476,317	371,106	105,211	28.4	1,703,690	1,164,942	538,748	46.2
Cost of Sales	203,793	239,727	(35,934)	(15.0)	953,770	802,135	151,635	18.9
Operating Income	174,818	89,736	85,082	94.8	509,324	274,049	235,275	85.9
EBITDA	272,906	140,819	132,087	93.8	817,966	362,123	455,843	125.9
EBITDA Margin (%)	57.3%	37.9%			48.0%	31.1%
Net Income	139,892	266,243	(126,351)	(47.5)	386,494	267,612	118,882	44.4
Profit Margin (%)	29.4%	71.7%			22.7%	23.0%
Investments / Capex	26,508	8,783	17,725	201.8	45,565	57,328	(11,763)	(20.5)

[2]	The Asarco operation consolidated again with GMéxico results as of December 10, 2009. The figures for 4Q09 are provided for comparative purposes only.
Asarco’s copper production in 4Q10 was 53,712 tons, which represents an increase of 16% over 4Q09. Copper production in 2010 was 209,453 tons, 13% more than the 185,894 tons produced in 2009. This increase is mainly stems from an improved ore grade at the Mission and Ray mines, and also improved recovery at Ray.
Asarco sales in 4Q10 were US$476.3 million, compared to US$371.1 million in 4Q09, an increase of 28.4%, attributable to greater copper production and improved metals prices. Cumulative sales for 2010 were US$1.7037 billion, 46.2% more than in 2009.
The cost of sales for 4Q10 was US$203.7 million, 15% less than the US$239.7 million of 4Q09, mainly as there is no effect of the inventory reevaluation conducted after December 10, 2009 when Asarco reincorporated into GMexico.
EBITDA for 4Q10 was US$272.9 million, equivalent to 57.3% of sales, and representing a growth of 93.8% compared to 4Q09. EBITDA for 2010 amounted to US$817.9 million.
Capital expenditures in 4Q10 were US$26.5 million, mainly attributable to the payment of four new 400-ton Liebbher trucks, which were received and put into operation in 3Q10 for the Ray mine.

4Q10	www.gmexico.com	Page 8

Fourth Quarter 2010 Results
Transportation Division
ITM/Ferromex
Financial Highlights

	Fourth Quarter		Variance		January – December		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%
Load Volume (MillionTons/Km)	11,133	10,313	820	8.0	45,277	39,205	6,072	15.5
Sales	300,283	251,909	48,374	19.2	1,177,522	920,056	257,466	28.0
Cost of Sales	203,870	160,061	43,809	27.4	773,301	608,937	164,364	27.0
Operating Income	60,688	58,864	1,824	3.1	269,299	190,130	79,169	41.6
EBITDA	79,526	80,205	(679)	(0.8)	370,568	272,813	97,755	35.8
EBITDA Margin (%)	26.5%	31.8%			31.5%	29.7%
Net Income	48,165	33,463	14,702	43.9	185,484	121,107	64,377	53.2
Profit Margin (%)	16.0%	13.3%			15.8%	13.2%
Investments / Capex	77,274	47,503	29,771	62.7	131,993	124,233	7,760	6.2
Note: ITM does not consolidate Ferrosur as the resolution from the CFC is still pending.
The volume transported during 2010 increased 15.5%, moving 45.277 billion net tons/km, compared to 39.205 billion moved in 2009. The sectors that reported the greatest increase were: intermodal 39%, metals 27%, automotive 24%, agriculture 20%, and steel products 15%.
Transportation Division revenue increased 28% to US$1.178 billion in 2010, compared to US$920.0 million in 2009. This increase is explained by the mentioned increase in volume as a result of the economic recovery and a more favorable mix of rates and traffic.
The following chart shows the revenue contribution by segment as of December 31, 2010:
The operating cost for 2010 was US$773.3 million, 27% above that of 2009. This increase is explained by additional freight volume, a 9.8% peso increase in the price of diesel, increases in labor, maintenance, connection and terminal services, locomotive leasing, and exchange rates. These effects were mitigated by better performance by our locomotives.
EBITDA for 2010 was US$370.5 million (equivalent to 31% of sales), increasing 35.8% over 2009.

4Q10	www.gmexico.com	Page 9

Fourth Quarter 2010 Results
Ferrosur
Financial Highlights

	Fourth Quarter		Variance		January – December		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%
Load Volume (MilionTons/Km)	1,513	1,695	(182)	(10.7)	6,840	6,833	7	0.1
Sales	61,215	58,377	2,838	4.9	265,070	223,433	41,637	18.6
Cost of Sales	47,199	42,093	5,106	12.1	187,700	156,912	30,788	19.6
Operating Income	5,145	8,022	(2,877)	(35.9)	42,175	35,299	6,876	19.5
EBITDA	10,900	17,925	(7,025)	(39.2)	65,504	62,121	3,383	5.4
Margin EBITDA (%)	17.8%	30.7%			24.7%	27.8%
Net Income	3,119	1,625	1,494	91.9	23,100	18,502	4,598	24.9
Margin Profit (%)	5.1%	2.8%			8.7%	8.3%
Investments / Capex	35,457	29,221	6,236	21.3	47,374	42,205	5,170	12.2
Ferrosur’s revenue for 2010 was US$265 million, 18.6% higher than that posted in 2009; despite a marginal growth of 0.1%, the net tons/km transported increased from 6.833 billion in 2009 to 6.840 billion in 2010.
EBITDA for Ferrosur in 2010 was US$65.5 million, 5.4% higher than in 2009, representing a margin of 24.7%, due mainly to railroad service being affected during October because of Hurricane Karl and the effect of the exchange rate.
The following chart shows the revenue contribution by segment as of December 31, 2010:
The average exchange rate in 4Q10 was $12.39, compared to $13.07 for the same period in 2009, while for the twelve month period, the average in 2010 was $12.63, compared to $13.50 in 2009, resulting in a positive effect of 6.5%.
*   *   *   *   *

4Q10	www.gmexico.com	Page 10

Fourth Quarter 2010 Results
Company Profile
Grupo México (“GMéxico”) is a holding company whose main activities are: (i) mining, being one of the world’s largest integrated copper producers; (ii) railroad service with the most extensive network in Mexico; and (iii) drilling, engineering, procurement, and construction services. These lines of business are grouped under the following subsidiaries:
The mining division of GMéxico is represented by its subsidiary Americas Mining Corporation (“AMC”), whose principal subsidiaries are Southern Copper Corporation (“SCC”) in Mexico and Peru, and Asarco in the United States. The sum of both Ccompanies holds the world’s largest copper reserves. SCC trades on the New York and Lima stock exchanges. Its stockholders, directly or through subsidiaries, are: GMéxico (80%) and other stockholders (20%). The Company has mines, metallurgic plants, and exploration projects in Peru, Mexico, and Chile. Asarco, our wholly-owned US subsidiary, was reincorporated into GMéxico on December 9, 2009. Asarco has 3 mines and 1 smelting plant in Arizona and 1 refinery in Texas.
The transportation division of GMéxico is represented by its subsidiary Infraestructura y Transportes México, S.A. de C.V. (“ITM”), whose principal subsidiaries are (i) Grupo Ferroviario Mexicano, S.A. de C.V. (“GFM”), (ii) Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”), (iii) Intermodal México, S.A. de C.V., and (iv) Texas Pacifico, LP, Inc. Ferromex is the largest railroad company with the most extensive coverage in Mexico. Ferromex has a network of 8,111 kilometers of track that cover approximately 71% of Mexico. Ferromex’s lines connect to five border points with the United States, four ports on the Pacific Coast and two on the Gulf of Mexico. Ferromex is controlled by GMéxico, holding 55.5%, with the remaining participation split between Union Pacific(26%) and Grupo Carso-Sinca Inbursa (18.5%). On November 24, 2005, GMéxico incorporated Ferrosur through Infraestructura y Transportes Ferroviarios, S.A. de C.V. (“ITF”); this acquisition is reported in the financial statements under the participation method. Ferrosur has a track network of 1,813 kilometers covering the central and southeastern part of the country, serving principally the states of Tlaxcala, Puebla, Veracruz, and Oaxaca, and has access to the ports of Veracruz and Coatzacoalcos on the Gulf of Mexico. Ferrosur is controlled by GMéxico, holding 74.99%, with Grupo Carso-Sinca Inbursa holding the remaining 25.01%.
The infrastructure and construction division of GMéxico is represented by its subsidiaries (i) México Proyectos y Desarrollos, S.A. de C.V. (“MPD”), (ii) México Constructora Industrial, SA de C.V. (“MCI”), (iii) México Compañía Constructora, S.A. de C.V. (“MCC”), (iv) Servicios de Ingeniería Consutec, S.A. de C.V.(“Consutec”), and (v) Compañía Perforadora México, S.A.P.I de C.V. (“PEMSA”). MPD, PEMSA, MCI, and MCC are wholly-owned by GMéxico. MPD, MCI and MCC are active in engineering, procurement, and infrastructure works construction projects. PEMSA offers oil and water drilling services and related value added services such as cementation engineering and directional or slated drilling. Consutec engages in integral project engineering activities.

This report includes forward-looking statements. In addition to the risk and uncertainties noted in the report, there are certain factors that could cause results to differ materially from those anticipated by some of the statements made. Many of these risks and uncertainties are related to factors beyond the reasonable control of Grupo México or that cannot be accurately estimated, such as future market conditions, metals prices, the behavior of other market stakeholders and the actions of government regulators, which are described in Grupo México’s annual report. Grupo México does not assume any obligation whatsoever regarding the updating of these projections to reflect events or circumstances occurring after the date of this report

4Q10	www.gmexico.com	Page 11

Fourth Quarter 2010 Results
GRUPO MEXICO, S.A.B. DE C.V. (GM)
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)

	Quarters			Accumulated
(Thousands of US Dollars)	Q4-10	Q4-09	Variance	2010	2009	Variance

STATEMENT OF EARNINGS
Net sales	2,250,910	1,484,289	766,621	8,083,041	4,827,344	3,255,697
Cost of sales	928,385	744,075	184,310	3,903,952	2,574,088	1,329,864

Gross profit	1,322,525	740,214	582,311	4,179,089	2,253,256	1,925,833
Gross margin	59%	50%		52%	47%
Administrative expenses	51,654	43,002	8,651	196,026	154,168	41,858
EBITDA	1,235,167	688,459	546,708	4,015,747	2,115,387	1,900,360
Depreciation and amortization	201,907	110,487	91,419	641,883	410,551	231,332

Operating income	1,068,964	586,724	482,240	3,341,180	1,688,538	1,652,643
Operating margin	47%	40%		41%	35%
Interest expense	71,505	38,214	33,291	300,137	131,380	168,758
Interest income	(7,875)	(22,957)	15,082	(18,472)	(97,329)	78,857
Financial coverage	(571)	(386)	(185)	2,886	(4,695)	7,581
Other (income) expense, net	55,125	(10,954)	66,079	64,606	(38,520)	103,126

Earnings before Tax	950,781	582,808	367,974	2,992,023	1,697,702	1,294,321
Taxes	292,898	137,979	154,918	935,893	556,502	379,391
Participation in subsidiary not consolidated and associated	(4,232)	1,858	(6,090)	(27,453)	(17,326)	(10,127)

Net Earnings	662,116	442,971	219,145	2,083,583	1,158,526	925,057
Net income attributable to the non-controlling interest	135,577	99,740	35,837	446,607	270,528	176,079

Net income attributable to GM	526,538	343,231	183,307	1,636,976	887,997	748,978

BALANCE SHEET
Cash and cash equivalents	2,999,623	1,160,012	1,839,611	2,999,623	1,160,012	1,839,611
Marketable securities	76,209	24,900	51,309	76,209	24,900	51,309
Restricted cash	210,483	196,351	14,132	210,483	196,351	14,132
Notes and accounts receivable	968,507	629,524	338,983	968,507	629,524	338,983
Inventories	903,303	904,320	(1,017)	903,303	904,320	(1,017)
Prepaid and others current assets	335,027	1,289,420	(954,393)	335,027	1,289,420	(954,393)

Total Current Assets	5,493,151	4,204,527	1,288,624	5,493,151	4,204,527	1,288,624
Property, plant and equipment, Net	6,714,344	6,575,469	138,875	6,714,344	6,575,469	138,875
Leachable material, net	149,666	168,698	(19,032)	149,666	168,698	(19,032)
Other long term assets	1,919,583	1,513,245	406,337	1,919,583	1,513,245	406,337

Total Assets	14,276,743	12,461,939	1,814,804	14,276,743	12,461,939	1,814,804

Liabilities and Stockholders’ Equity
Current portion of long-term debt	218,345	570,039	(351,695)	218,345	570,039	(351,695)
Accumulated liabilities	1,811,284	1,090,736	720,547	1,811,284	1,090,736	720,547

Current Liabilities	2,029,628	1,660,776	368,853	2,029,628	1,660,776	368,853
Long-term debt	3,738,852	2,848,071	890,781	3,738,852	2,848,071	890,781
Other non-current liabilities	1,069,849	1,379,470	(309,621)	1,069,849	1,379,470	(309,621)

Total Liabilities	6,838,330	5,888,317	950,013	6,838,330	5,888,317	950,013
Stockholders equity	2,000,446	2,000,448	(2)	2,000,446	2,000,448	(2)
Other equity accounts	(563,445)	(92,769)	(470,677)	(563,445)	(92,769)	(470,677)
Retaining earnings	4,486,467	3,180,909	1,305,559	4,486,467	3,180,909	1,305,559

Total Stockholders’ equity	5,923,468	5,088,588	834,880	5,923,468	5,088,588	834,880
Non-controlling interest	1,514,946	1,485,035	29,911	1,514,946	1,485,035	29,911

Total Liabilities and Equity	14,276,743	12,461,939	1,814,804	14,276,743	12,461,939	1,814,804

CASH FLOW
Net earnings	662,116	442,971	219,145	2,083,583	1,158,526	925,057
Depreciation and amortization	201,907	110,488	91,419	641,883	410,551	231,332
Deferred income taxes	(32,187)	(2,196)	(29,991)	(103,577)	24,086	(127,663)
Capitalized leachable material	(25,903)	—	(25,903)	(93,520)	—	(93,520)
Participation in subsidiary not consolidated and associated	(4,232)	1,858	(6,090)	(27,453)	(17,326)	(10,127)
Other Net	18,443	75,032	(56,589)	87,662	26,140	61,522
Changes in assets and liabilities	(41,391)	275,334	(316,726)	550,637	138,703	411,934

Cash generated by operating activities	778,753	903,487	(124,735)	3,139,215	1,740,680	1,398,535
Capital expenditures	(240,389)	(161,654)	(78,735)	(604,286)	(599,563)	(4,723)
Purchase of marketable securities	(27,992)	7,899	(35,891)	(51,309)	147,502	(198,811)
Restricted cash	13,879	(196,351)	210,230	(14,132)	(196,351)	182,219
Investment in ASARCO	—	(2,152,489)	2,152,489	—	(2,152,489)	2,152,489
Other — Net	12,589	(86,518)	99,107	(258,238)	(343,904)	85,666
Cash used in investing activities	(241,913)	(2,589,113)	2,347,200	(927,965)	(3,144,805)	2,216,840
Debt incurred	138	1,499,790	(1,499,652)	1,500,149	1,500,000	149
Debt amortization	(66,614)	(8,932)	(57,682)	(1,026,699)	(57,139)	(969,560)
Dividends paid	(239,089)	(131,778)	(107,310)	(795,048)	(455,668)	(339,380)
Other	—	—	—	—	(124,332)	124,332

Cash used in financing activities	(305,565)	1,359,080	(1,664,644)	(321,598)	862,861	(1,184,459)
Effect of exchance rate changes on cash and cash equivalents	(57,830)	(50,943)	(6,887)	(50,041)	(84,137)	34,096

Net increase (decrease) cash & cash equivalents	173,445	(377,489)	550,934	1,839,611	(625,401)	2,465,012
Cash & cash equivalents at begin yr.	2,826,178	1,537,501	1,288,677	1,160,012	1,785,413	(625,401)

Cash & cash equivalents at yr. end	2,999,623	1,160,012	1,839,611	2,999,623	1,160,012	1,839,611

4Q10	www.gmexico.com	Page 12

Fourth Quarter 2010 Results

AMERICAS MINNING CORPORATION (AMC)
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)

	Quarters			Accumulated
(Thousands of US Dollars)	Q4-10	Q4-09	Variance	2010	2009	Variance
STATEMENT OF EARNINGS
Net sales	1,931,658	1,201,582	730,076	6,803,189	3,799,858	3,003,331
Cost of sales	693,140	549,506	143,634	2,999,109	1,874,330	1,124,779
Exploration	9,327	7,165	2,162	38,240	24,663	13,577

Gross profit	1,229,192	644,911	584,280	3,765,841	1,900,865	1,864,976
Gross margin	64%	54%		55%	50%
Administrative expenses	30,534	22,522	8,012	117,626	86,558	31,068
EBITDA	1,184,256	609,318	574,939	3,662,999	1,790,601	1,872,399
Depreciation and amortization	177,092	93,344	83,748	547,235	332,546	214,689

Operating income	1,021,566	529,046	492,520	3,100,979	1,481,761	1,619,218
Operating margin	53%	44%		46%	39%
Interest expense	65,798	34,579	31,219	272,751	108,907	163,844
Interest income	(3,693)	(547)	(3,146)	(10,458)	(7,076)	(3,382)
Financial coverage	—	(92)	92	—	(4,236)	4,236
Other (income) expense, net	33,252	13,072	20,180	85,391	23,706	61,685

Earnings before Tax	926,209	482,033	444,176	2,753,295	1,360,459	1,392,836
Taxes	310,600	104,435	206,165	889,073	480,750	408,323

Net Earnings	615,609	377,598	238,011	1,864,222	879,709	984,513
Net income attributable to the non-controlling interest	108,434	75,634	32,801	345,842	192,245	153,597

Net income attributable to AMC	507,175	301,965	205,210	1,518,380	687,464	830,916

BALANCE SHEET
Cash and cash equivalents	2,302,464	888,375	1,414,090	2,302,464	888,375	1,414,090
Marketable securities	76,209	24,900	51,309	76,209	24,900	51,309
Restricted cash	210,483	196,351	14,132	210,483	196,351	14,132
Notes and accounts receivable	796,797	492,315	304,481	796,797	492,315	304,481
Inventories	863,034	869,518	(6,484)	863,034	869,518	(6,484)
Prepaid and others current assets	611,652	1,169,059	(557,408)	611,652	1,169,059	(557,408)

Total Current Assets	4,860,638	3,640,518	1,220,120	4,860,638	3,640,518	1,220,120
Property, plant and equipment, Net	5,500,675	5,475,398	25,277	5,500,675	5,475,398	25,277
Leachable material, net	149,666	168,699	(19,033)	149,666	168,699	(19,033)
Other long term assets	1,160,786	918,133	242,653	1,160,786	918,133	242,653

Total Assets	11,671,765	10,202,748	1,469,017	11,671,765	10,202,748	1,469,017

Liabilities and Stockholders’ Equity	—	—	—	—	—	—
Long-term debt	175,473	537,931	(362,458)	175,473	537,931	(362,458)
Other non-current liabilities	1,509,649	1,042,361	467,288	1,509,649	1,042,361	467,288

Current Liabilities	1,685,123	1,580,292	104,830	1,685,123	1,580,292	104,830
Long term debt	3,421,454	2,512,061	909,393	3,421,454	2,512,061	909,393
Other long term liabilities	1,063,891	1,401,084	(337,193)	1,063,891	1,401,084	(337,193)

Total Liabilities	6,170,467	5,493,437	677,030	6,170,467	5,493,437	677,030
Stockholders equity	2,561,499	2,561,499	—	2,561,499	2,561,499	—
Other equity accounts	(687,615)	(396,766)	(290,849)	(687,615)	(396,766)	(290,849)
Retained earnings	2,750,158	1,673,685	1,076,472	2,750,158	1,673,685	1,076,472

Total Stockholders’ equity	4,624,042	3,838,418	785,624	4,624,042	3,838,418	785,624
Non-controlling interest	877,256	870,892	6,363	877,256	870,892	6,363

Total Liabilities and Equity	11,671,765	10,202,748	1,469,017	11,671,765	10,202,748	1,469,017

Cash Flow
Net earnings	615,609	377,598	238,011	1,864,222	879,709	984,513
Depreciation and amortization	177,091	93,344	83,748	547,235	332,546	214,689
Deferred income taxes	(14,216)	(13,916)	(300)	(19,887)	26,200	(46,087)
Capitalized leachable material	(25,903)	—	(25,903)	(93,520)	—	(93,520)
Others Net	(4,075)	62,438	(66,513)	73,497	11,800	61,697
Changes in assets and liabilities	(413,814)	337,663	(751,477)	(118,859)	(56,080)	(62,779)

Cash generated by operating activities	334,693	857,127	(522,434)	2,252,689	1,194,175	1,058,514
Capital expenditures	(154,069)	(99,832)	(54,237)	(454,299)	(416,573)	(37,726)
Current investments	(2,183)	1,986	(4,169)	(51,909)	39,428	(91,337)
Restricted cash	13,879	(234,680)	248,559	(14,132)	(234,680)	220,548
Capital reimbursement	32,212	(2,102,506)	2,134,718	14,269	(2,168,137)	2,182,406

Cash used in investing activities	(110,162)	(2,435,032)	2,324,870	(506,071)	(2,779,962)	2,273,891
Debt incurred	138	1,499,790	(1,499,652)	1,490,149	1,500,000	(9,851)
Debt amortization	(57,382)	(17,500)	(39,882)	(994,163)	(17,500)	(976,663)
Dividends paid	(86,911)	(78,745)	(8,166)	(765,337)	(258,047)	(507,290)
Capital increase	—	717,724	(717,724)	—	717,724	(717,724)
Other	—	(5,183)	5,183	—	(22,684)	22,684

Cash used in financing activities	(144,155)	2,116,086	(2,260,241)	(269,351)	1,847,590	(2,116,941)
Effect of exchance rate changes on cash and cash equivalents	(60,203)	(65,047)	4,844	(63,179)	(90,303)	27,124

Net increase (decrease) cash & cash equivalents	20,174	473,134	(452,960)	1,414,088	171,500	1,242,588
Cash & cash equivalents at begin yr.	2,282,289	415,241	1,867,048	888,375	716,874	171,501

Cash & cash equivalents at yr. end	2,302,464	888,375	1,414,088	2,302,464	888,375	1,414,089

4Q10	www.gmexico.com	Page 13

Fourth Quarter 2010 Results

SOUTHERN COPPER CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)

	Quarters			Accumulated
(Thousands of US Dollars)	Q4-10	Q4-09	Variance	2010	2009	Variance
STATEMENT OF EARNINGS
Net sales	1,498,991	1,136,004	362,987	5,149,500	3,734,280	1,415,220
Cost of sales	535,439	498,849	36,590	2,099,438	1,823,673	275,765
Exploration	6,912	7,080	(168)	34,313	24,578	9,735

Gross profit	956,640	630,075	326,565	3,015,749	1,886,029	1,129,720
Gross margin	64%	55%		59%	51%
Administrative expenses	23,361	17,594	5,767	88,305	78,291	10,014
EBITDA	926,779	615,930	310,848	2,906,708	1,813,815	1,092,892
Depreciation and amortization	81,167	83,388	(2,221)	323,240	322,590	650

Operating income	852,112	529,093	323,019	2,604,204	1,485,148	1,119,056
Operating margin	57%	47%		51%	40%
Interest expense	49,295	25,391	23,904	167,949	99,793	68,156
Interest capitalized	(7,462)	—	(7,462)	(7,462)	(2,156)	(5,306)
Interest income	(2,405)	(592)	(1,813)	(7,800)	(6,610)	(1,190)
Financial coverage	—	(92)	92	—	(4,236)	4,236
Other (income) expense, net	6,501	(3,449)	9,950	20,737	(6,077)	26,814

Earnings before tax	806,183	507,835	298,348	2,430,780	1,404,434	1,026,346
Taxes	311,212	142,762	168,450	868,071	469,861	398,210

Net Earnings	494,971	365,073	129,898	1,562,709	934,573	628,136
Net income attributable to the non-controlling interest	2,722	1,803	919	8,658	5,192	3,466

Net income attributable to SCC	492,249	363,270	128,979	1,554,051	929,381	624,670

BALANCE SHEET
Cash and cash equivalents	2,192,677	772,306	1,420,371	2,192,677	772,306	1,420,371
Marketable securities	76,209	22,948	53,261	76,209	22,948	53,261
Notes and accounts receivable	671,745	407,979	263,766	671,745	407,979	263,766
Inventories	504,937	456,122	48,815	504,937	456,122	48,815
Prepaid and others current assets	243,510	118,774	124,736	243,510	118,774	124,736

Total Current Assets	3,689,078	1,778,129	1,910,949	3,689,078	1,778,129	1,910,949
Property, plant and equipment, Net	4,094,993	3,969,558	125,435	4,094,993	3,969,558	125,435
Leachable material, net	65,719	107,262	(41,543)	65,719	107,262	(41,543)
Other long term assets	348,967	207,623	141,344	348,967	207,623	141,344

Total Assets	8,198,757	6,062,572	2,136,185	8,198,757	6,062,572	2,136,185

Liabilities and Stockholders’ Equity
Current portion of long-term debt	10,000	10,000	—	10,000	10,000	—
Accumulated liabilities	1,088,471	592,425	496,046	1,088,471	592,425	496,046

Current Liabilities	1,098,471	602,425	496,046	1,098,471	602,425	496,046
Long-term debt	2,750,401	1,270,252	1,480,149	2,750,401	1,270,252	1,480,149
Other non-current liabilities	443,842	296,241	147,601	443,842	296,241	147,601

Total Liabilities	4,292,714	2,168,918	2,123,796	4,292,714	2,168,918	2,123,796
Stockholders equity	8,846	8,846	—	8,846	8,846	—
Other equity accounts	412,042	409,913	2,129	412,042	409,913	2,129
Retaining earnings	3,465,194	3,456,869	8,325	3,465,194	3,456,869	8,325

Total Stockholders’ equity	3,886,082	3,875,628	10,454	3,886,082	3,875,628	10,454
Non-controlling interest	19,961	18,026	1,935	19,961	18,026	1,935

Total Liabilities and Equity	8,198,757	6,062,572	2,136,185	8,198,757	6,062,572	2,136,185

CASH FLOW
Net earnings	494,971	365,073	129,898	1,562,709	934,573	628,136
Depreciation and amortization	81,167	83,388	(2,221)	323,240	322,590	650
Deferred Income taxes	6,397	1,115	5,282	-40,426	41,231	(81,657)
Capitalized leachable material	—	—	—	0	0	—
Other Net	-580	1,604	(2,184)	12,565	-49,034	61,599
Changes in assets and liabilities	-51,569	215,269	(266,838)	41,156	-286,182	327,338

Cash generated by operating activities	530,386	666,449	(136,063)	1,899,244	963,178	936,066
Capital expenditures	-127,561	-98,082	(29,479)	-408,734	-414,822	6,088
Other Net	(14,464)	13,118	(27,582)	-43,570	55,536	(99,106)

Cash used in investing activities	(142,025)	(84,964)	(57,061)	(452,304)	(359,286)	(93,018)
Debt incurred	—	—	—	1,489,674	—	1,489,674
Debt amortization	(5,000)	(5,000)	—	(10,000)	(10,000)	—
Dividends paid	-367,335	-152,420	(214,915)	-1,434,493	-377,118	(1,057,375)
Purchase of share SCC	(48)	—	(48)	(271)	(71,903)	71,632
Other	205	8	197	-8,300	998	(9,298)

Cash used in financing activities	(372,178)	(157,412)	(214,766)	36,610	(458,023)	494,633
Effect of exchance rate changes on cash and cash equivalents	-60,203	-65,047	4,844	-63,179	-90,303	27,124

Net increase (decrease) cash & cash equivalents	(44,020)	359,026	(403,046)	1,420,371	55,566	1,364,805
Cash & cash equivalents at begin yr.	2,236,697	413,280	1,823,417	772,306	716,740	55,566

Cash & cash equivalents at yr. end	2,192,677	772,306	1,420,371	2,192,677	772,306	1,420,371

4Q10	www.gmexico.com	Page 14

Fourth Quarter 2010 Results
ASARCO LLC
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)

	Quarters			Accumulated
(Thousands of US Dollars)	Q4-10	Q4-09	Variance	2010	2009	Variance
STATEMENT OF EARNINGS
Net Sales	476,317	371,106	105,211	1,703,690	1,164,942	538,748
Cost of sales	201,378	239,361	(37,983)	949,842	801,043	148,800
Exploration	2,415	366	2,049	3,928	1,092	2,836

Gross profit	272,524	131,380	141,144	749,920	362,808	387,112
Gross margin	57%	35%		44%	31%
Administrative expenses	1,782	7,251	(5,470)	16,600	20,328	(3,728)
EBITDA	272,906	140,819	132,088	817,966	362,123	455,844
Depreciation and amortization	95,925	34,393	61,533	223,995	68,431	155,565

Operating Income	174,817	89,736	85,082	509,324	274,049	235,275
Operating margin	37%	24%		30%	24%
Interest expense	286	651	(365)	4,842	116,914	(112,072)
Interest income	(1,648)	(19,013)	17,365	(4,148)	(22,937)	18,790
Financial coverage	18,849	(241,937)	260,786	19,315	(178,190)	197,505
Other (income) expense, net	(2,163)	3,964	(6,127)	(3,786)	1,012	(4,798)

Earnings before tax	159,493	346,071	(186,577)	493,101	357,251	135,851
Taxes	12,339	74,748	(62,409)	80,234	75,632	4,602

Net Earnings	147,154	271,323	(124,169)	412,868	281,619	131,249
Net income attributable to the non-controlling interest	7,263	5,080	2,183	26,374	14,007	12,367

Net income attributable to ASARCO	139,891	266,243	(126,351)	386,494	267,612	118,882

BALANCE SHEET
Cash and cash equivalents	38,338	115,905	(77,567)	38,338	115,905	(77,567)
Restricted cash	139,079	193,426	(54,348)	139,079	193,426	(54,348)
Notes and accounts receivable	125,052	84,336	40,716	125,052	84,336	40,716
Inventories	358,097	413,397	(55,299)	358,097	413,397	(55,299)
Prepaid and others current assets	562,020	233,820	328,200	562,020	233,820	328,200

Total Current Assets	1,222,586	1,040,883	181,703	1,222,586	1,040,883	181,703
Property, plant and equipment, Net	1,405,682	1,501,634	(95,952)	1,405,682	1,501,634	(95,952)
Leachable material, net	83,946	71,273	12,673	83,946	71,273	12,673
Other long term assets	1,003,722	899,165	104,557	1,003,722	899,165	104,557

Total Assets	3,715,937	3,512,956	202,980	3,715,937	3,512,956	202,980

Liabilities and Stockholders’ Equity	—	—	—	—	—	—
Long-term debt	—	280,000	(280,000)	—	280,000	(280,000)
Other non-current liabilities	442,506	222,929	219,577	442,506	222,929	219,577
Environmental remediation obligations-current	8,123	21,532	(13,409)	8,123	21,532	(13,409)

Current Liabilities	450,629	524,461	(73,832)	450,629	524,461	(73,832)
Other long term liabilities	620,050	548,570	71,480	620,050	548,570	71,480

Total Liabilities	1,070,679	1,073,031	(2,352)	1,070,679	1,073,031	(2,352)
Stockholders equity	2,352,524	2,352,524	(0)	2,352,524	2,352,524	(0)
Other equity accounts	(171,068)	11,806	(182,874)	(171,068)	11,806	(182,874)
Retained earnings	383,724	(2,764)	386,488	383,724	(2,764)	386,488

Total Stockholders’ equity	2,565,180	2,361,566	203,614	2,565,180	2,361,566	203,614
Non-controlling interest	80,079	78,359	1,720	80,079	78,359	1,720

Total Liabilities and Equity	3,715,937	3,512,956	202,981	3,715,937	3,512,956	202,981

Cash Flow
Net earnings	147,155	271,323	(124,168)	412,868	281,619	131,249
Depreciation and amortization	95,925	34,393	61,533	223,995	68,431	155,565
Deferred income taxes	(7,661)	187,946	(195,607)	79,771	187,946	(108,175)
Capitalized leachable material	(25,903)	—	(25,903)	(93,520)	—	(93,520)
Others Net	(5,533)	—	(5,533)	(506)	—	(506)
Changes in assets and liabilities	38,478	(3,221,098)	3,259,576	107,606	(3,219,470)	3,327,076

Cash generated by operating activities	242,461	(2,727,436)	2,969,897	730,213	(2,681,475)	3,411,689
Capital expenditures	(26,508)	(8,783)	(17,726)	(45,565)	(57,328)	11,764
Current investments	—	—	—	—	—	—
Restricted cash	12,066	2,779	9,287	50,471	(911)	51,382
Others Net	(226,011)	(206,645)	(19,366)	(507,182)	(206,312)	(300,870)

Cash used in investing activities	(240,453)	(212,648)	(27,805)	(502,276)	(264,551)	(237,724)
Debt — Net	(133)	(447,974)	447,841	(280,754)	(449,290)	168,536
Debt amortization	—	—	—	—	—	—
Capital increase	—	2,205,100	(2,205,100)	—	2,205,100	(2,205,100)
Dividends paid	(8,250)	(8,750)	500	(24,750)	(15,000)	(9,750)

Cash used in financing activities	(8,383)	1,748,376	(1,756,759)	(305,504)	1,740,810	(2,046,314)

Net increase (decrease) cash & cash equivalents	(6,375)	(1,191,708)	1,185,333	(77,566)	(1,205,216)	1,127,650
Cash & cash equivalents at begin yr.	44,713	1,307,614	(1,262,901)	115,905	1,321,121	(1,205,217)

Cash & cash equivalents at yr. end	38,338	115,905	(77,568)	38,338	115,905	(77,567)

4Q10	wwww.gmexico.com	Page 15

Fourth Quarter 2010 Results
INFRAESTRUCTURA Y TRANSPORTES MEXICO, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)

	Quarters			Accumulated
(Thousands of US Dollars)	Q4-10	Q4-09	Variance	2010	2009	Variance
STATEMENT OF EARNINGS
Net sales	300,283	251,909	48,374	1,177,522	920,056	257,466
Cost of sales	203,870	160,061	43,809	773,301	608,937	164,364

Gross profit	96,413	91,848	4,565	404,221	311,119	93,102
Gross margin	32%	36%		34%	34%
Administrative expenses	14,171	12,928	1,243	52,333	45,289	7,044
EBITDA	79,526	80,205	(679)	370,568	272,813	97,755
Depreciation and amortization	21,554	20,056	1,498	82,589	75,700	6,889

Operating Income	60,688	58,864	1,824	269,299	190,130	79,169
Operating margin	20%	23%		23%	21%
Interest expense	3,196	4,272	(1,076)	20,756	22,155	(1,399)
Interest income	(2,746)	(2,151)	(595)	(11,387)	(7,956)	(3,431)
Financial coverage	(571)	(294)	(277)	2,886	(459)	3,345
Other (income) expense — Net	1,466	(3,712)	5,178	(23,769)	(10,177)	(13,592)

Earnings before Tax	59,343	60,750	(1,407)	280,813	186,567	94,246
Taxes	322	12,956	(12,634)	68,475	47,100	21,375
Participation in subsidiary not consolidated and associated	(4,229)	1,848	(6,077)	(27,451)	(17,325)	(10,126)

Net Earnings	63,250	45,946	17,304	239,789	156,792	82,997
Net income attributable to the non-controlling interest	(15,085)	(12,482)	(2,603)	(54,305)	(35,685)	(18,620)

Net income attributable to ITM	48,165	33,464	14,701	185,484	121,107	64,377

BALANCE SHEET
Cash and cash equivalents	238,495	252,621	(14,126)	238,495	252,621	(14,126)
Notes and accounts receivable	140,931	107,890	33,041	140,931	107,890	33,041
Inventories	26,984	21,163	5,821	26,984	21,163	5,821
Prepaid and others current assets	64,488	48,832	15,656	64,488	48,832	15,656

Total Current Assets	470,898	430,506	40,392	470,898	430,506	40,392
Property, plant and equipment — Net	1,107,229	995,890	111,339	1,107,229	995,890	111,339
Other long term assets	620,534	457,203	163,331	620,534	457,203	163,331

Total Assets	2,198,661	1,883,599	315,062	2,198,661	1,883,599	315,062

Liabilities and Stockholders’ Equity
Current portion of long-term debt	32,871	32,108	763	32,871	32,108	763
Accumulated liabilities	171,650	150,951	20,699	171,650	150,951	20,699

Current Liabilities	204,521	183,059	21,462	204,521	183,059	21,462
Long-term debt	317,398	336,010	(18,612)	317,398	336,010	(18,612)
Other non-current liabilities	(20,108)	(18,088)	(2,020)	(20,108)	(18,088)	(2,020)
Other liabilities	5,265	4,295	970	5,265	4,295	970

Total Liabilities	507,076	505,276	1,800	507,076	505,276	1,800
Stockholders equity	89,290	89,290	—	89,290	89,290	—
Other equity accounts	117,366	36,827	80,539	117,366	36,827	80,539
Retaining earnings	1,198,944	1,013,460	185,484	1,198,944	1,013,460	185,484

Total Stockholders’ equity	1,405,600	1,139,577	266,023	1,405,600	1,139,577	266,023
Non-controlling interest	285,985	238,746	47,239	285,985	238,746	47,239

Total Liabilities and Equity	2,198,661	1,883,599	315,062	2,198,661	1,883,599	315,062

CASH FLOW
Net earnings	63,250	45,945	17,305	239,789	156,792	82,997
Depreciation and amortization	21,554	20,056	1,498	82,589	75,700	6,889
Deferred income taxes	9,491	717	8,774	(973)	(10,402)	9,429
Participation in subsidiary not consolidated and associated	(4,229)	1,848	(6,077)	(27,451)	(17,325)	(10,126)
Other Net	(1,538)	10,517	(12,055)	(2,804)	12,371	(15,175)
Changes in assets and liabilities	(9,695)	34,058	(43,753)	(30,917)	54,199	(85,116)

Cash generated by operating activities	78,833	113,141	(34,308)	260,233	271,335	(11,102)
Capital expenditures	(77,274)	(47,503)	(29,771)	(131,993)	(124,233)	(7,760)
Purchase shares	(26,336)	—	(26,336)	(99,007)	(3,843)	(95,164)

Other	—	812	(812)	—	812	(812)

Cash used in investing activities	(103,610)	(46,691)	(56,919)	(231,000)	(127,264)	(103,736)
Debt incurred	—	—	—	—	—	—
Debt amortization	(9,029)	(8,932)	(97)	(32,536)	(39,639)	7,103
Dividends received (paid) — Net	193	3,282	(3,089)	(23,961)	3,282	(27,243)

Cash used in financing activities	(8,836)	(5,650)	(3,186)	(56,497)	(36,357)	(20,140)
Effect of exchance rate changes on cash and cash equivalents	2,175	5,854	(3,679)	13,138	6,166	6,972

Net increase (decrease) cash & cash equivalents	(31,438)	66,654	(98,092)	(14,126)	113,880	(128,006)
Cash & cash equivalents at begin yr.	269,933	185,967	83,966	252,621	138,741	113,880

Cash & cash equivalents at yr. end	238,495	252,621	(14,126)	238,495	252,621	(14,126)

4Q10	www.gmexico.com	Page 16